Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-232802
August 13, 2019

9F Inc.

        9F Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

        Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at Eleven Madison Avenue, 3rd floor, New York, NY 10010, United States, attention: Prospectus Department, by telephone at 1-800-221-1037 or via email: usa.prospectus@credit-suisse.com, Haitong International Securities Company Limited at +852 2848 4373, CLSA Limited at +852 2600 8640, China Investment Securities International Brokerage Limited at +852 3983 0803 and 9F Primasia Securities Limited at +852 2523 8221. You may also access the Company's most recent prospectus dated August 13, 2019, which is included in Amendment No. 4 to the Company's registration statement on Form F-1, as filed with the SEC on August 13, 2019, or Amendment No. 4, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1619544/000104746919004739/a2239491zf-1a.htm

        9F Inc. filed an initial registration statement on Form F-1 (registration No. 333-232802) with the SEC via EDGAR on July 25, 2019, and filed Amendment No. 1 to the registration statement, or Amendment No. 1 on August 2, 2019, Amendment No. 2 to the registration statement, or Amendment No. 2 on August 8, 2019, and Amendment No. 3 to the registration statement, or Amendment No. 3 on August 12, 2019, respectively. This free writing prospectus reflects the following amendments that were made in Amendments No. 4. All references to page numbers are to page numbers in Amendment No. 4.

PROSPECTUS FRONT COVER

  The eighth paragraph on the prospectus front cover is amended as follows:

        Upon the completion of this offering, our issued and outstanding share capital will consist of 126,893,600 Class A ordinary shares (or 128,228,600 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 66,962,400 Class B ordinary shares, and we will be a "controlled company" within the meaning of the New York Stock Exchange listing rules because Mr. Lei Sun, the chairman of our board of directors and our chief executive officer, will beneficially own an aggregate of 75,376,800 ordinary shares, representing in aggregate 70.2% of our total voting power, if the underwriters do not exercise their over-allotment option, or 70.0% of our total voting power if the underwriters exercise their over-allotment option in full. The investors in this offering will beneficially own 8,900,000 Class A ordinary shares, representing in aggregate 1.9% of our total voting power if the underwriters do not exercise their over-allotment option, or 10,235,000 Class A ordinary shares, representing in aggregate 2.2% of our total voting power if the underwriters exercise their over-allotment option in full, after the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, or upon a change of control of any Class B ordinary share to any person who is not an affiliate of the registered holder of such Class B ordinary share, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

  The ninth paragraph on the prospectus front cover is amended as follows:

        Three investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of the ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have each indicated interests in purchasing an aggregate of up to US$35 million and US$40 million worth of the ADSs, respectively. These investors are not affiliated with us, nor are these investors affiliated with our directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

PROSPECTUS SUMMARY

  The following language is added to the last paragraph on page 11:

        The investors in this offering will beneficially own 8,900,000 Class A ordinary shares, representing in aggregate 1.9% of our total voting power if the underwriters do not exercise their over-allotment option, or 10,235,000 Class A ordinary shares, representing in aggregate 2.2% of our total voting power if the underwriters exercise their over-allotment option in full, after the completion of this offering.

  The following language is added to the third paragraph on page 14:

        Upon the completion of this offering, our issued and outstanding share capital will consist of 126,893,600 Class A ordinary shares (or 128,228,600 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 66,962,400 Class B ordinary shares, and we will be a "controlled company" within the meaning of the New York Stock Exchange listing rules because Mr. Lei Sun, the chairman of our board of directors and our chief executive officer, will beneficially own an aggregate of 75,376,800 ordinary shares, representing in aggregate 70.2% of our total voting power, if the underwriters do not exercise their over-allotment option, or 70.0% of our total voting power if the underwriters exercise their over-allotment option in full. The investors in this offering will beneficially own 8,900,000 Class A ordinary shares, representing in aggregate 1.9% of our total voting power if the underwriters do not exercise their over-allotment option, or 10,235,000 Class A ordinary shares, representing in aggregate 2.2% of our total voting power if the underwriters exercise their over-allotment option in full, after the completion of this offering. Under the New York Stock Exchange listing rules, a "controlled company" may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the "controlled company" exemptions with respect to our corporate governance practice after we complete this offering.

  The following table under the heading "The Offering" on page 18 is amended as follows:

Indication of interest	Three investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of the ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have each indicated interests in purchasing an aggregate of up to US$35 million and US$40 million worth of the ADSs, respectively. These investors are not affiliated with us, nor are these investors affiliated with our directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

RISK FACTORS

         The following language is added to the second paragraph on page 59:

        The investors in this offering will beneficially own 8,900,000 Class A ordinary shares, representing in aggregate 1.9% of our total voting power if the underwriters do not exercise their over-allotment option, or 10,235,000 Class A ordinary shares, representing in aggregate 2.2% of our total voting power if the underwriters exercise their over-allotment option in full, after the completion of this offering.

         The paragraph on page 85 under the heading "Participation in this offering by certain investors would reduce the available public float for our ADSs." is amended as follows:

        Three investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have each indicated interests in purchasing an aggregate of up to US$35 million and US$40 million worth of ADSs, respectively. These investors are not affiliated with us, nor are these investors affiliated with our directors or officers. If any of these investors is allocated all or a portion of the ADSs in relation to such order, being up to an aggregate of US$89 million worth of the ADSs, and purchases any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these investors in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by the public.

DILUTION

  The whole section is amended as follows:

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2019 (after giving effect to our 1 for 100 share split) was approximately US$1,180.8 million, or US$7.26 per ordinary share and US$7.26 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$8.50 per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in net tangible book value after March 31, 2019, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$8.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been US$1,292.9 million, or US$5.61 per ordinary share and US$5.61 per ADS. This represents an immediate dilution in net tangible book value of US$1.65 per ordinary share and US$1.65 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.89 per ordinary share and US$2.89 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	8.50	US$	8.50
Net tangible book value as of March 31, 2019	US$	7.26	US$	7.26
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares, as of March 31, 2019*	US$	5.57	US$	5.57
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and this offering, as of March 31, 2019*	US$	5.61	US$	5.61
Amount of dilution in net tangible book value to new investors in this offering	US$	2.89	US$	2.89

Note:

*
Including 36,637,200 ordinary shares issuable upon exercise of our outstanding share options after giving effect to a 1 for 100 share split, with exercise price based on the volume weighted average exercise price of US$1.77 per share, resulting in an increase in the net tangible book value by US$65.0 million.

        A US$1.00 increase (decrease) in the assumed public offering price of US$8.50 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$6.3 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.03 per ordinary share and US$0.03 per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.97 per ordinary share and US$0.97 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
								Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders*	223,743,200	97.1%	US$	288,774,006	83.4%	US$	1.29	US$	1.29
New investors	6,750,000	2.9%	US$	57,375,000	16.6%	US$	8.50	US$	8.50
Total	230,493,200	100.0%	US$	346,149,006	100.0%

Note:

*
Including 36,637,200 ordinary shares issuable upon exercise of our outstanding share options after giving effect to a 1 for 100 share split, with exercise price based on the volume weighted average exercise price of US$1.77 per share, resulting in an increase in the net tangible book value by US$65.0 million.

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

  The following language is added to the last paragraph on page 109:

        The investors in this offering will beneficially own 8,900,000 Class A ordinary shares, representing in aggregate 1.9% of our total voting power if the underwriters do not exercise their over-allotment option, or 10,235,000 Class A ordinary shares, representing in aggregate 2.2% of our total voting power if the underwriters exercise their over-allotment option in full, after the completion of this offering.

DESCRIPTION OF SHARE CAPITAL

  The following language is added to the third paragraph on page 251:

        Upon the completion of this offering, our issued and outstanding share capital will consist of 126,893,600 Class A ordinary shares (or 128,228,600 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 66,962,400 Class B ordinary shares.

UNDERWRITING

  The second paragraph on page 287 is amended as follows:

        Three investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have each indicated interests in purchasing an aggregate of up to US$35 million and US$40 million worth of ADSs, respectively. These investors are not affiliated with us, nor are these investors affiliated with our directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.